EXHIBIT 99.1

Till Capital Announces Amendments of Promissory Notes

HAMILTON, Bermuda, April 28, 2016 (GLOBE NEWSWIRE) -- Till Capital Ltd. (NASDAQ:TIL) (TSX.V:TIL) (the “Company” or “Till”), a Bermuda domiciled company and the majority shareholder of Silver Predator Corp. (TSX.V:SPD) (“Silver Predator”), announces that Resource Re Ltd., a wholly owned subsidiary of Till Capital Ltd. has amended the terms of two Promissory Notes (the “Notes”) issued by Silver Predator to Resource Re Ltd. to provide short extensions of payments due.

Subject to TSX.V approval, the amended terms for the August 27, 2015 Note are an extension of the due date from April 30, 2016 to June 15, 2016. All other terms of the Note remain unchanged.

Also subject to TSX.V approval, the amended terms for the April 2014 Note include an extension of the second-installment payment date from April 16, 2016 to July 18, 2016, an increase of the annual interest rate on the balance due from 4% to 10% after April 16, 2016 and a provision for certain additional security.

Reported by:

John T. Rickard
Director and Interim Chief Executive Officer

(208) 635-5415

Till Capital Ltd.

Till Capital Ltd. is a Bermuda-domiciled company with two wholly-owned subsidiaries, Omega Insurance Holdings Inc. and Resource Re Ltd.  Omega Insurance Holdings Inc. owns Omega General Insurance Company, a Canadian insurance company offering innovative and customized insurance industry solutions, including fronting and run-off services for insurers/reinsurers, within the Canadian marketplace.  Omega Insurance Holdings Inc. also operates Focus Group Inc., a consulting and project management company servicing the local and international needs of its Property Casualty Insurance clients. Resource Re Ltd. is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A insurance license directed to underwrite reinsurance policies within a long term investment strategy. Through its regulated subsidiaries, the Company has been structured to produce underwriting profits as well as above average returns on assets under management.

For additional information:

Till Capital Ltd.
Monique Hayes
 (208) 699-6097
info@tillcap.com
www.tillcap.com

Cautionary Note
At this time, the Company has no current plans to provide earnings guidance due to the volatility of investment returns.

The Till Capital shares are restricted voting shares, whereby no single shareholder of Till Capital is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the “9.9% Restriction”). However, if any one shareholder of Till Capital beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information
Except for statements of historical fact, this news release contains certain “forward-looking information” within the meaning of applicable securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, and generally can be identified by phrases such as “plan”, “except”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “will”, “could” and other similar words, or statements that certain events or conditions “may” occur.   Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Till Capital assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change.